Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

FILED VIA EDGAR

December 10, 2015

Mr. Mark Cowan, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Separate Account VA B (“Registrant”)

Transamerica Life Insurance Company (“Depositor”)

Registration on Form 485BXT (File No. 333-189435)

ACCESSION NO. 0001193125-15-398511

Dear Mr. Cowan:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), hereby requests the withdrawal of Post-Effective Amendment No. 6 under the 1933 Act to the Registrant’s Registration Statement on Form N-4 filed with the Securities and Exchange Commission on December 9, 2015 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment because the incorrect rule was selected on the facing sheet.

This Amendment has not yet become effective and no securities were sold in connection with the offering.

Please do not hesitate to contact me at 213-742-5216 if you have any questions or require anything further.

Sincerely

Alison Ryan

Associate General Counsel

Monumental Life Insurance Company • Transamerica Advisors Life Insurance Company • Transamerica Advisors Life

Insurance Company of New York • Transamerica Life Insurance Company •Transamerica Financial Life Insurance Company •

Western Reserve Life Assurance Co. of Ohio